BAYTEX TO PRESENT AT ENERCOM DENVER 2025

CALGARY, ALBERTA (August 11, 2025) - Baytex Energy Corp. (TSX:BTE) (NYSE:BTE) is pleased to announce that Eric Greager, President and CEO, will be presenting at EnerCom Denver on Monday      August 18, 2025 at 10:55 am MDT. Interested parties can listen to the webcast by registering at the following URL:

https://www.enercomdenver.com/

A replay will be available on the Baytex website, www.baytexenergy.com, for six months following the presentation.

Baytex Energy Corp. is an energy company with headquarters based in Calgary, Alberta and offices in Houston, Texas. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Investor Relations

Toll Free Number:  1-800-524-5521

Email: investor@baytexenergy.com